TO: Rich Banakus, Chairman of the Board and Interim President

FROM: David Pollock, Current CEO of Hydron Technologies, Inc.

DATE: November 11, 2008

RE: Resignation from Employment and Board of Directors

As we have discussed, in order to play a key role in the new Joint Venture and to avoid any conflict of interest, I am resigning as CEO of Hydron Technologies, Inc. and as a member of the Board of Directors effective November 11, 2008, which is the execution date of the agreements for the forming of the Joint Venture, Brand Builders Rx, LLC.

David Pollock ______________________ 11/11/2008